Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA –OCTOBER 15, 2008

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.25 PER UNIT

CALGARY, ALBERTA (October 15, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.25 per unit in respect of October operations will be paid on November 17, 2008 for unitholders of record on October 31, 2008. The ex-distribution date is October 29, 2008.

The U.S. dollar equivalent distribution amount is approximately US$0.2155 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.8619. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $3.00 represents a cash-on-cash yield of approximately 16.2% based on the closing price of Baytex trust units of $18.50 on the TSX on October 14, 2008.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President & Chief Operating Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca